Take-Two Interactive Software, Inc.

622 Broadway

New York, New York, 10012

March 3, 2009

VIA EDGAR AND BY HAND

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed on December 19, 2008
Preliminary Proxy Statement on Schedule 14A
Filed on February 20, 2009
File No. 001-34003

Dear Ms. Collins:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the above referenced Form 10-K and preliminary proxy statement on Schedule 14A of Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), in your letter dated February 27, 2009 (the “Comment Letter”).

I am writing to respond to the comments in the Comment Letter relating to the preliminary proxy statement on Schedule 14A and to indicate the changes that have been made in the definitive proxy statement that was filed on March 2, 2009 with the SEC.  For your convenience, your comments are set forth in this letter, followed by our responses.  The page numbers listed below track the page numbers in the definitive proxy statement.  We will respond to the comments in the Comment Letter relating to the Form 10-K at a later date.

Preliminary Proxy Statement on Schedule 14A

General

11.       Item 5 on page 27 and Item 12 on page 54 of your Form 10-K indicate that the information called for by Item 201(d) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled “Security Ownership of Certain Beneficial Owners and Management.” We note that you have provided in the referenced section of your preliminary proxy statement the information required by Item 403 of Regulation S-K, but we are unable to locate in this or any other section of the preliminary proxy statement the tabular disclosure called for by Item 201(d).  Please revise your proxy filing to provide the required disclosure, or advise.

We have revised the proxy statement to include the disclosure required pursuant to Item 201(d) of Regulation S-K on page 52.

12.       Your Form 10-K also indicates on page 54 that the information called for by Item 404 of Regulation S-K is incorporated by reference to a section in your proxy statement entitled “Certain Relationships and Related Transactions,” but we are unable to locate in your preliminary proxy statement a section with this title or the complete disclosure called for by Item 404.  Please revise your proxy filing to provide the required disclosure, or advise.

We have revised the proxy statement to include the disclosure required pursuant to Item 404 of Regulation S-K on page 52.

Compensation Discussion and Analysis

Role of Management, page 25

13.       We note your reference in this section to the role of members of ZelnickMedia in setting fiscal year 2009 compensation levels for your named executive officers.  We note also that all prior references to ZelnickMedia in the preliminary proxy statement appear to relate to individuals associated with the firm and do not describe the relationship between the Company and ZelnickMedia.  Please consider providing a brief overview of the Company’s relationship with ZelnickMedia near the beginning of your Compensation Discussion and Analysis in order to give readers context for subsequent references to the firm.

We have revised the proxy statement to add the suggested disclosure on page 25.

14.       Please expand your disclosure to elaborate on your CEO’s role in the compensation process, to the extent material.  In this regard, we note your statement that the compensation committee “asks for the recommendations of the Executive Chairman and the Chief Executive Officer, including their evaluations of each of the Named Executive Officer’s performance” when making compensation decisions; but it is unclear what other sorts of recommendations the CEO makes, for example, whether he advises on the amount and form of compensation for other named executive officers, and how the committee takes these recommendations into account when determining executive compensation.  Please consider revising your disclosure to address these and any other aspects, in both cases to the extent material, of the role of the CEO in the executive compensation process.  See Item 402(b)(2)(xv) of Regulation S-K.

We have revised the proxy statement to add the suggested disclosure on pages 25 and 26.

Annual Incentive Compensation, page 27

15.       You state that in March 2008 the compensation committee awarded a special bonus to Ms. Goldstein “in recognition of her overall strong performance during the 2007 fiscal year.” It is not clear from this disclosure how the compensation committee determined the amount of the special bonus and what specific elements of Ms. Goldstein’s performance it considered in making the award.  Please revise to provide an analysis of the individual factors that the committee considered in making this award and describe the reasons why it believed the award was appropriate and fit reasonably within your overall compensation objectives.

We have revised the proxy statement to add the suggested disclosure on page 28.

16.       We note that you relied in part on non-GAAP net income targets in determining incentive bonus awards for the named executive officers for fiscal 2008.  It is unclear from your disclosure how “budgeted global, corporate net income” is calculated in connection with determining Mr. Dale’s annual performance-based cash bonus.  We note in this regard your disclosure that Ms. Goldstein’s incentive bonus award is determined based on “budgeted EBITDA,” which is calculated from net GAAP income, a number contained in the Company’s financial statements.  However, it is unclear how the Company calculates “global, corporate net income” which constitutes the basis of “budgeted global, corporate net income” in connection with Mr. Dale’s incentive bonus award.  Please revise your filing to provide enhanced disclosure with respect to how the quantitative performance target is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

We have revised the proxy statement to add the suggested disclosure on page 29.  As indicated in the definitive proxy statement, the definitions for net income and EBITDA used for Mr. Dale are the same as those used for Ms. Goldstein. The only difference is the terms used in their respective employment agreements.  The calculation of the underlying metric is identical.

Executive Compensation, page 35

17.       The named executive officers identified in your filing comprise only your CEO, CFO and two other officers.  Item 402 of Regulation S-K requires you to provide compensation information for up to three executive officers other than your CEOs and CFO.  Please explain your analysis.  In particular, please address why Mr. Slatoff, who is listed as an executive officer of the Company since February 2008 on page 9 of the proxy, is not included as a named executive officer.  In addition, we note that the paragraph immediately above your summary compensation table omits reference to individuals meeting the criteria set forth in Item 402(a)(3)(iv); please confirm that you have considered this part of the Item in preparing your executive compensation disclosure.

As of October 31, 2008, the last day of the most recently completed fiscal year of the Company, there were six individuals serving as executive officers of the Company:  Strauss Zelnick, Ben Feder, Lainie Goldstein, Seth Krauss, Gary Dale and Karl Slatoff.  No other individual served as an executive officer of the Company during the fiscal year ended October 31, 2008 (“fiscal 2008”).  Accordingly, no individuals meet the criteria set forth in Item 402(a)(3)(iv).

Messrs. Zelnick and Slatoff were not included in the proxy statement as a named executive officer pursuant to the proviso to Instruction 1 to Item 402(a)(3), as their total compensation received from the Company was less than $100,000.  Mr. Zelnick received no direct compensation from the Company.  Mr. Slatoff receives an annual salary of $1.00, as disclosed in a Form 8-K filed with the SEC on February 15, 2008.  A copy of the employment agreement between the Company and Mr. Slatoff was filed as Exhibit 10.3 thereto.

Finally, during fiscal 2008, Ben Feder was the only individual to serve as the Company’s principal executive officer or act in a similar capacity and Lainie Goldstein was the only individual to serve as the Company’s principal financial officer or act in a similar capacity.

18.       Item 402(a)(2) of Regulation S-K provides that disclosure pursuant to the Item is required to cover all compensation awarded to, earned by, or paid to the named executive officers, “including transactions between the registrant and the third party where a purpose of the transaction is to furnish compensation to any such named executive or director.” In this regard, we refer to your disclosure on page 27 that in addition to the de minimus direct compensation your CEO Mr. Feder receives from the Company pursuant to his employment agreement, as a partner of ZelnickMedia he is compensated indirectly through your management agreement with ZelnickMedia.  We note further that although you have disclosed in footnotes to several tables in your executive compensation section certain option and stock awards by the Company to ZelnickMedia pursuant to the management agreement, you have not broken out and quantified in the tables the portions of such aggregate awards that are provided as compensation for Mr. Feder’s services as CEO.  For example, footnote 4 to your summary compensation table states that during fiscal 2008 the Company recognized approximately $2.2 million related to stock awards and $11.3 million related to option awards to ZelnickMedia, yet the “Total” column in the summary compensation table indicates that Mr. Feder’s aggregate compensation for fiscal 2008 was only $7,051.

Please tell us what consideration you gave to providing in the summary compensation table and other applicable tables in your executive compensation disclosure information for the portions of the grants of options and stock made to ZelnickMedia that were provided as compensation for Mr. Feder’s services.  In addition, please tell us why you have not disclosed in the summary compensation table or the footnotes thereto (i) the aggregate management fee and annual bonus paid or payable to ZelnickMedia under the management agreement for fiscal 2008, and (ii) the portions of such amounts that were provided as compensation for Mr. Feder’s services.

We have revised the proxy statement to add the suggested disclosure with respect to the aggregate management fee and annual bonus paid to ZelnickMedia under the management agreement for fiscal 2008 on page 29.

As disclosed in the proxy statement, the services of Mr. Feder (as well as the services of Messrs. Zelnick and Slatoff and certain non-executive individuals) are provided by ZelnickMedia to the Company pursuant to the terms of a management agreement.  The management agreement provides that “ZelnickMedia shall provide and devote to the performance of [the management agreement services] such employees, agents and representatives of ZelnickMedia, and for such time, as ZelnickMedia shall deem appropriate for the furnishing of the services required [t]hereunder.”  The Company is not aware of any allocation of the compensation paid by the Company to ZelnickMedia among the individuals provided by ZelnickMedia to perform services for the Company, and the Company has no right to require ZelnickMedia to disclose whether or not such allocation exists.  Accordingly, the Company is unable to provide the requested disclosure.

It should also be noted that the Company does not require an allocation of the compensation payable to Mr. Feder because the Company contracted with ZelnickMedia for the provision of a variety of services, as described in Section 2 of the Management Agreement (filed as Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 4, 2007).  Stockholders then holding approximately 46% of our outstanding shares of Common Stock negotiated the management agreement on our behalf and, after their election at the 2007 annual meeting of stockholders, the directors of the Company approved the execution of the management agreement by the Company, with Messrs. Feder and Zelnick not participating in the vote or discussion related thereto.  Furthermore, pursuant to Section 3(ii) of the Second Amendment to the Management Agreement (filed as Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on February 15, 2008), if Mr. Feder or any other employee of ZelnickMedia acting in an executive capacity for the Company is unable or unavailable to serve as CEO or in such other capacity (other than due to a termination by the Company without cause or their resignation for good reason), and ZelnickMedia is unable to provide a qualified individual within a reasonable period of time to serve in such capacity who is reasonably satisfactory to the Board of Directors, then the Company may fill such position with a person not affiliated with ZelnickMedia and deduct the costs of such person’s compensation from ZelnickMedia’s compensation under the Management Agreement.

* * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am including with this letter three marked courtesy copies of the definitive proxy statement filed on March 2, 2009 showing changes from the preliminary proxy statement filed on

February 20, 2009.  We greatly appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact me at (646) 536-3003, Dan Emerson, Associate General Counsel of the Company, at (646) 536-3008 or Ori Solomon of Proskauer Rose LLP at (212) 969-3624 should you have any questions or additional comments.

Very truly yours,

TAKE-TWO INTERACTIVE SOFTWARE, INC.

/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer

cc:	Patrick Gilmore (Staff)
Barbara Jacobs, Esq. (Staff)
Katherine Wray, Esq. (Staff)
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Ben Feder (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Ori Solomon, Esq. (Proskauer Rose LLP)
Jim Johnston (Ernst & Young LLP)